Exhibit 23.2
Independent Auditors’ Consent
The Board of Directors
Martin Midstream GP LLC:
We consent to the incorporation by reference in the registration statements (No. 333-148146 and No. 333-117023) on Form S-3 and (No. 333-140152) on Form S-8 of Martin Midstream Partners L.P. and Subsidiaries of our report dated March 4, 2010, with respect to the consolidated balance sheets of Waskom Gas Processing Company and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Martin Midstream Partners L.P.
/s/ KPMG LLP
Shreveport, Louisiana
March 4, 2010